UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 34)*
Century Properties Fund XVII, LP

(Name of Issuer)
Series A Limited Partnership Units
Series B Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number)
John Bezzant
Executive Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
with a copy to:

Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5396

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 28, 2011

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.49%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.49%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: Apartment Investment and Management Company I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,866 Series A Limited Partnership Units 52,866 Series B Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.49%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,203 Series A Limited Partnership Units 29,203 Series B Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,203 Series A Limited Partnership Units 29,203 Series B Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,203 Series A Limited Partnership Units 29,203 Series B Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.94%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO/IPT, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		29,303 Series A Limited Partnership Units 29,303 Series B Limited Partnership Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

29,303 Series A Limited Partnership Units 29,303 Series B Limited Partnership Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,303 Series A Limited Partnership Units 29,303 Series B Limited Partnership Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.07%

14	TYPE OF REPORTING PERSON

CO

Introductory Note
     This Amendment No. 34 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P. and AIMCO/IPT, Inc. (collectively, the “Reporting Persons”).
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented by the addition of the following information:
     On July 28, 2011, Century Properties Fund XVII, LP, a Delaware limited partnership (the “Partnership”), entered into an agreement and plan of merger (the “Merger Agreement”) with AIMCO Properties and AIMCO CPF XVII Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”), pursuant to which the Merger Subsidiary will be merged with and into the Partnership, with the Partnership as the surviving entity.
     In the merger, each Series A unit of limited partnership interest (each, a “Series A Unit”) of the Partnership outstanding immediately prior to the consummation of the merger (other than Series A Units held by limited partners who perfect their appraisal rights pursuant to the Merger Agreement) will be converted into the right to receive either (i) $311.18 per Series A Unit in cash or (ii) a number of partnership common units of AIMCO Properties calculated by dividing $311.18 by the average closing price of Apartment Investment and Management Company common stock, as reported on the New York Stock Exchange, over the ten consecutive trading days ending on the second trading day immediately prior to the effective time of the merger. In the merger, AIMCO Properties’ membership interest in the Merger Subsidiary will be converted into Series A Units of the Partnership. As a result, after the merger, AIMCO Properties will own all outstanding Series A Units. The Series B units of limited partnership interest of the Partnership will not be affected by the merger and will remain outstanding following consummation of the merger.
     Completion of the merger is subject to certain conditions, including approval by a majority in interest of the limited partners holding Series A Units. As of July 21, 2011, the Partnership had issued and outstanding 75,000 Series A Units, and AIMCO Properties and its affiliates owned 52,866 of those Series A Units, or approximately 70.49% of the number of outstanding Series A Units. 25,833.5 of the Series A Units owned by AIMCO IPLP, L.P., an affiliate of Fox Partners and of AIMCO Properties, are subject to a voting restriction, which requires such Series A Units to be voted in proportion to the votes cast with respect to Series A Units not subject to this voting restriction. AIMCO Properties and its affiliates have indicated that they will vote all of their Series A Units that are not subject to the voting restriction described above (27,032.5 or approximately 36.04% of the outstanding Series A Units) in favor of the merger. As a result, AIMCO Properties and its affiliates will vote a total of 41,236 Series A Units, or approximately 54.98% of the outstanding Series A Units, and have indicated that they intend to take action by written consent to approve the merger.
     The Merger Agreement may be terminated, and the merger may be abandoned, at any time prior to consummation of the merger by the Partnership, AIMCO Properties or the Merger Subsidiary for any reason, and there is no assurance that the merger will be consummated.

Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The information in rows (7) through (11) and (13) of each Reporting Person’s cover page is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
     The following are filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated July 26, 2011, by and among AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P. and AIMCO/IPT, Inc. (incorporated by reference to Exhibit 7.1 to the Reporting Persons’ Amendment No. 33 to Schedule 13D filed on July 26, 2011).

Exhibit 7.2	Agreement and Plan of Merger, dated July 28, 2011 (incorporated by reference to Exhibit 10.1 to Century Properties Fund XVII, LP’s Current Report on Form 8-K, dated July 28, 2011).

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: July 28, 2011

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.,
Its General Partner

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP,L.P.
By:	AIMCO/IPT, INC.,
Its General Partner

AIMCO/IPT, INC.
By:	/s/ Trent A. Johnson
	Name:	Trent A. Johnson
	Title:	Vice President and Assistant General Counsel